Clipper Funds Trust
 2949 E. Elvira Road, Suite 101
 Tucson, Arizona 85756
July 23, 2014

Via Electronic Transmission
Valerie Lithotomos (LithotomosV@sec.gov)
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Registration Statement on Form N-14 for Clipper Funds Trust, including Proxy Materials for Clipper Funds Trust (Registration No.: 333-196351)

Dear Ms. Lithotomas:
This letter provides responses to comments that you provided by telephone on June 19, 2014 for the Registration Statement on Form N-14 for Clipper Funds Trust ("Registrant" or "Clipper Fund"), filed with the Commission on May 29, 2014 (the "Registration Statement"). SEC comments are in bold type and the Registrant's responses immediately follow.
Attached to this letter is our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended.

1. In the shareholder question and answer letter the recitation of the proposals includes commentary that is not a part of either proposal.

Commentary which is not part of either proposal has been removed from the question and answer letter.

2. The shareholder question and answer letter should address whether there is any potential diminution of authority for Clipper Fund shareholders as a result of the reorganization.

Disclosure has been added indicating that there is not expected to be any diminution of authority for New Fund shareholders as the New Fund will retain its own corporate identity.

3. The shareholder question and answer letter included language indicating that a vote for the reorganization will also be seen as a vote for the investment advisory contract. Explain the operation of this disclosure in conformance with section 15(c).

This disclosure has been removed. At the time of the proxy the advisory agreement will have already been approved by the initial shareholder(s).

4. Will there be any premerger taxable sales?

Davis Advisors has no intention of executing any trades solely as a result of the potential reorganization. Davis Advisors will continue to manage the Old Fund in the same manner and may buy and sell holdings in the ordinary course of business as investment manager.

5.  Add disclosure to the shareholder questions and answer letter indicating that shareholders will pay for a portion of the costs associated with the proxy.

Clear language was added to the question and answer letter indicating that shareholders of Old Fund will pay ¾ and Davis Advisors will pay ¼ of the costs associated with obtaining shareholder approval.

6. Identify the differences of the governing documents and the new fund where shareholder votes are different or will not be needed.

A new table under the section "How a Delaware Statutory Trust Compares to a California Corporation" includes a comparison of the voting authority of shareholders of the New Fund with the Old Fund.

7. Expand the discussion of the Board of Directors considerations for changing from Delaware to California.

To increase the clarity of this section the presentation was made into bulleted form ("Considerations related to a comparison of California and Delaware law") and new language was added dealing with shareholder voting rights as well as the depth of legal precedent in one jurisdiction versus the other.

8. Provide more detail concerning the services and privileges available to the Old Fund.

Language has been added identifying the services and privileges available to the Old Fund.  Services and privileges are materially identical to those available to the New Fund (e.g. automated phone and web access).

9. Please confirm that there will not be any sales prior to the Reorganization done with the intent of causing the Old Fund to recognize a negative tax impact.

The Registrant hereby confirms that any and all trading in the Old Fund prior to the reorganization will continue to be trading in the ordinary course of business in pursuit of the Old Fund's investment strategy and not with a with the intend of recognizing a negative tax impact.

10. If there are any future settlements that are related to the Old Fund's holdings will the settlement amounts be paid to the New Fund?
Yes, any future settlements that are received by or payable to the Old Fund (for example under a class action claim) as a result of the Old Fund's holdings will be paid to the New Fund. This is consistent with the Reorganization Agreement which provides that the New Fund shall take legal ownership of any receivable of the Old Fund.

11. Please confirm that there is no difference between the principal investment strategies of the Old Fund and the New Fund.

The Registrant hereby confirms that there is not any difference between the principal investment strategies of the Old Fund and the New Fund.

12. Make it more clear to the reader which disclosure in the section "Different Fundamental Investment Policies" applies to the Old Fund and which disclosure applies to the New Fund.

We have revised the disclosure so that it is in table format, which more clearly attributes disclosure to the Old Fund or the New Fund.

13. Please confirm that the changes in the fundamental investment policies which will allow the New Fund to invest a larger amount in certain asset types (e.g. foreign securities, illiquid securities, options, unseasoned issuers) will be adequately disclosed in the New Fund's prospectus if this will be part of the New Fund's principal investment strategy.

The Registrant confirms that should any of these asset types become a significant holding within the portfolio, the New Fund's prospectus would be amended to provide adequate disclosure to shareholders.

15. Will there be any diminution of shareholder voting rights as a result of the proposed reorganization? Specifically, will the Old Fund shareholders have less voting authority as a part of the new fund complex which includes two additional registered investment companies?

Clipper Fund shareholders will not experience any diminution of their voting rights as a result of the proposed reorganization. The two other funds in the fund complex are separate Maryland corporations. Shareholders of Clipper Funds Trust have the exclusive right to vote for Trustees of the Clipper Funds Trust.

16. Please increase the prominence of the section entitled mergers and other reorganizations.

This section was put into a new table under the section title "How a Delaware Statutory Trust Compares to a California Corporation".

Tandy Representations
The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to me at 520-434-3778.

Sincerely,

/s/Ryan Charles
Ryan Charles
Vice President and General Counsel
Tel.: 520-434-3778
Fax: 520-434-3770
rcharles@dsaco.com